UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Center

Daxing District, Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 30, 2013, UTStarcom Holdings Corp. (the “Company”) issued a press release announcing that it currently plans to hold an extraordinary general meeting of its shareholders (the “EGM”) on Thursday, March 21, 2013, at 1:00 p.m., Beijing time, to seek approval for a previously announced 3-for-1 reverse share split. The meeting will be held at UTStarcom’s offices located at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China, 100028.  Shareholders of record as of the close of business on February 5, 2013, are entitled to notice of and vote at the EGM.

This press release constitutes a public announcement of the date of the EGM for purposes of Article 65(c) of UTStarcom’s Amended and Restated Articles of Association.

The full text of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

By :	/s/ William Wong
Name :	William Wong
Title :	Chief Executive Officer

Date: January 30, 2013

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 30, 2013, entitled “UTStarcom Announces Date for Extraordinary General Meeting to Approve Reverse Share Split”

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